                                       FORM 6-K

                            SECURITIES EXCHANGE COMMISSION
                                Washington, D.C. 20549

                               REPORT OF FOREIGN ISSUER
                         Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Exchange Act of 1934

                            COMMISSION FILE NUMBER 0-15577
                            FOR THE MONTH OF DECEMBER 1997

                      CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                   (Translation of registrant's name into English)

                              1801 BROADWAY, SUITE 1620
                                DENVER, COLORADO 80202
                       (Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X                Form 40-F
                    -----                          -----

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                           No            X
                    -----                          -----

    If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .
                                                 ------

ENCLOSED IS: 1) SECOND QUARTER REPORT 1997.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                               (Registrant)



Date:  Dec. 2, 1997

                   /s/ JAMES S. STIRBIS, JR.
                   -------------------------------------------------------------
                   By: James S. Stirbis, Jr. - Corporate Secretary and Treasurer

                     CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                       SECOND QUARTERLY REPORT TO SHAREHOLDERS

During the second quarter of calendar 1997, Consolidated Nevada Goldfields Corporation (the Company) continued to ramp up production at its two most important operations - Pachuca, in the state of Hidalgo, Mexico, and Nixon Fork, in Alaska. With six producing mines and over 1,300 employees in the United States and Mexico, the Company now has reserves of approximately 560,000 ounces of gold, 51.4 million ounces of silver, 38 million pounds of copper and 4 million tonnes of barite. Gold equivalent, precious-metal reserves and resources totaled 4.2 million ounces as of June 30, 1997.

This report is for the second quarter of the new fiscal year, April 1 through June 30, 1997.

RESULTS OF OPERATIONS

During the quarter, the Company's various operations produced 18,407 ounces of gold, 486,661 ounces of silver, 1.3 million pounds of copper and 6,991 tonnes of barite for a combined production of 25,156 gold equivalent ounces, based upon market prices on June 30, 1997.

The Company reports a net loss for the quarter of $4.0 million on revenues of $9.61 million compared to a net loss of $4.24 million on revenues of $7.3 million for the first quarter of 1997. Included in the quarter's net loss are non-cash charges of $3.2 million for depreciation, depletion and amortization.

Current accounting standards and industry practice require the measurement of an impairment in the carrying amount of an asset when events or changes in circumstances indicate the value may not be recoverable. The conventional treatment of computing an impairment to the carrying value of an asset is based on several factors, including the price of gold, at a specific point in time. The impairment calculation, however, does not reflect the results of commodity prices to be realized in the future. As a result of the recent decline in the price of gold, the Company is assessing the carrying value of the Nixon Fork mine in conjunction with the operations taken as a whole. The matter is under study and the Company will record an adjustment as appropriate based on views of trading prices of gold and the Nixon Fork operations.

We are optimistic regarding future production for the Company properties. As we increase production, particularly at Nixon Fork and Pachuca, we anticipate that operations will be on solid, positive cashflow basis by the end of calendar year 1997.

Following are updates on each of our significant producing properties.

PACHUCA

With the Pachuca mine, located in the south-central part of the state of Hidalgo, Mexico, the Company acquired 465 years of mining history. The Company now owns 100 percent of the Pachuca underground mine complex, processing plant, refinery, and mining concessions covering the entire Pachuca district--over 46,900 hectares of highly prospective ground. The potential for developing more orebodies and increasing production within this district is excellent.

During the quarter, Pachuca produced 465,414 ounces of silver and 2,872 ounces of gold, representing a 12 percent and 49 percent increase respectively over the first quarter of 1997. The Pachuca complex includes a flotation/cyanidation process plant which is rated at 2,400 tonnes per day. The facility also includes the only precious-metal refinery in Mexico producing 99.99% pure gold as well as Comex-registered silver. All silver and gold mined and processed at Pachuca is refined on site through its facility. Production at Pachuca is steadily increasing as a result of the addition of more equipment and working places in the mine. At the end of calendar year 1996, the plant was processing approximately 850 tonnes of ore per day. This increased to about 1,200 tonnes per day at the end of March, 1997 and to about 1,300 tonnes per day at the end of June, 1997.

The Company is currently accelerating its expansion plans for Pachuca with the goal of reaching full capacity of 5.4 million ounces of silver and 24,000 ounces of gold per year by mid-1998. Expansion plans in the mine include sinking of shafts and the development of new haulageway and stopes.
Equipment upgrades and replacements are also planned.

EXPLORATION AT PACHUCA

Although Pachuca has operated almost continuously for more than 465 years, excellent potential exists for the discovery of extensions of ore on known veins. The El Chico/Zumate area, north of the existing mine, is an outstanding exploration target with potential several times that of Pachuca's historic workings. More than 1,500 meters of underground exploration and approximately 200 diamond-drill holes in this area have just begun to define the extent of this potential. Drill-indicated and inferred resources of 3.3 million tonnes have been delineated at an average grade of 298 grams of silver and 2.4 grams of gold per tonne for a total additional resource of 31 million ounces of silver and 250,000 ounces of gold.

MAGISTRAL DEL ORO

At Magistral del Oro, located in the Mexican state of Durango, the Company had been reprocessing tailings from a mine which closed down in 1962 and had produced approximately 700,000 ounces of gold during its life. These gold-bearing tailings have been agglomerated and stacked for heap leaching. Gold recovery has been achieved using conventional cyanide leaching followed by absorption/desorption and recovery in electrolytic cells. In late 1996, this operation was shut down due to metallurgical problems. While no tailings have been agglomerated and stacked since last year, leaching continues and the operation is producing 450-500 ounces of gold per month.

EXPLORATION AT MAGISTRAL DEL ORO

The Company controls most of the Magistral del Oro district and has identified a resource of 676 tonnes at a gold grade of 4.87 grams of gold per tonne (106,000 ounces of contained gold), primarily in quartz veins similar to that mined in the past. In addition, exploration has identified significant surface gold mineralization. Samples averaging 2.06 grams of gold per tonne suggest an epithermal deposit with significant potential.

BARITA DE SONORA

Barita de Sonora is located in the south-central part of the state of Sonora, Mexico. At this property, the Company mines high-grade barite ore using conventional open-pit mining methods. Processing consists of crushing the ore followed by gravity concentration to produce high-density granular barite for use in oil-well drilling additives as well as small lots of ground barite for various custom applications. Most of the production from Barita de Sonora is sold to Pemex, Mexico's national petroleum company.

EL BAZTAN

At El Baztan, in the state of Michoacan, Mexico, copper ore is mined at two underground sites. At the Vista Hermosa mine, skarn ore is mined from an andecite host. At the Arroyo mine, ore is produced from vein deposits. Ore from both deposits is processed by conventional flotation in a 450-tonne-per-day plant. The operation produces copper concentrate with minor gold and silver credits.

Total proven and probable reserves at El Baztan are 890,000 tonnes averaging
1.87 percent copper (34.3 million contained pounds of copper). Of this total, 706,000 tonnes at 1.7 percent copper (26.5 million contained pounds of copper) are in the Vista Hermosa deposit, and 110,000 tonnes at 3.2 percent copper (7.8 million contained pounds of copper) are in the Arroyo mine. During the quarter, El Baztan operations mined and processed 27,084 tonnes of ore from which 1 million pounds of copper and 405 ounces of gold were produced.

Production at El Baztan has been somewhat controlled by Mexican smelting capacity. As a result, a small stockpile of copper concentrate has accumulated at the property. The Company recently entered into a new smelter agreement which will allow the shipment and sale of concentrate, in quantities large enough to draw down the stockpile by year end.

EXPLORATION AT EL BAZTAN

Underground diamond drilling at the Vista Hermosa mine has outlined an additional inferred resource of 453,000 tonnes at 1.5 percent copper. The Company believes there is a high probability that further drilling could nearly double the Vista Hermosa reserves.

NIXON FORK

The Nixon Fork mine, located near McGrath, Alaska, produced 10,462 ounces of gold during the quarter. New equipment purchased for the mining operations allowed ore production to increase during the quarter, and in June the operation produced 4,488 ounces of gold.

EXPLORATION AT NIXON FORK

During the quarter, 3,000 meters of surface diamond drilling was completed on four targets. Although analysis of these data are not yet complete, it appears that reserves at all but one of the targets will be increased.
Assays completed to date show many favorable intercepts of ore-grade material, including 4 meters at 102 grams of gold per tonne and 3.9 meters at 68 grams of gold per tonne. These surface holes will be augmented by underground drilling during winter.

The Whalen Glory Hole area is especially promising. A 1- meter intercept of 120 grams of gold per tonne visible gold in unassayed core, and a history of high-grade production indicates the possibility of a mine similar to the Crystal Garnet. More drilling will be done next season on this target.

The evaluation of the Mystery Mine reserves is nearly completed. Indications are that a mineable ore body will be confirmed with more tonnes, but at a lower grade than previously reported. Total ounces of gold are expected to be substantially the same.

AURORA

Aurora, southwest of Hawthorne, Nevada, produced 3,825 ounces of gold during the quarter. Negotiations continue for the acquisition of the neighboring Humbolt deposit, with a reserve of approximately 180,000 ounces.

A prefeasibility study was completed, with positive results on expanding the throughput of the plant from 350 to 700 tonnes per day. This expansion, coupled with the reserves from the Humbolt and Martinez deposits, would allow Aurora gold production to increase to 25,000-30,000 ounces per year for at least seven years.

Consolidated Balance Sheets
Consolidated Nevada Goldfields Corporation and Subsidiaries
(Amounts Stated in Thousands of U.S. Dollars and Shares - Unaudited)

ASSETS                                          June 30,1997   December 31,1996
    Cash and cash equivalents                   $    333           $  6,960
    Accounts receivable:
       Production                                  2,452              1,060
       Other                                       1,287              1,433
       Affiliated companies and related parties      366                345
    Inventories:
       Ore in stockpiles and ore in process        4,172              3,317
       Supplies and materials, net                 3,028              2,589
    Prepaid expenses and other                       297                551
       Total current assets                       11,935             16,255

    Restricted cash                                  629                805

    Mineral properties at cost, net of
     accumulated depletion and allowance
     for impairment                               42,403             43,678
    Plants, buildings and equipment at cost, net
     of accumulated depreciation, amortization
     and allowance for impairment                 60,365             62,307
    Deferred loan costs and other assets at cost,
      net of amortization                          1,464                580
       Total assets                             $116,796           $123,625

LIABILITIES AND SHAREHOLDERS' EQUITY
    Accounts payable:
         Suppliers and contractors              $  4,242           $  4,071
       Other                                       3,538              2,475
       Related parties                             9,472                790
    Accrued liabilities                            2,719              3,011
    Current portion of Accrued interest payable      750                825
    Current portion of accrued mine reclamation
     costs                                           985              1,326
    Current portion of long-term debt and deferred
     gain on gold loan of $931 and $568  at
     June 30,1997 and December 31,1996,
     respectively                                 14,854             13,497
         Total current liabilities                36,560             25,995

    Long-term debt                                17,028             18,489
    Accrued interest payable                          86                111
    Accrued mine reclamation costs                 1,563              1,517
    Convertible subordinated debentures           12,062             12,155
    Due to related party                           2,890             11,176
    Deferred foreign exchange gain                   254                161
    Other                                          1,144              1,149
         Total liabilities                        71,587             70,753

    Shareholders' equity
         Common shares, without par value,
          unlimited shares authorized,
          131,101 and 129,837 shares issued
          and outstanding, at June 30,1997 and
          December 31,1996, respectively          99,740             99,163
         Accumulated deficit from April 1,1991   (54,531)           (46,291)
         Total shareholders' equity               45,209             52,872

    Commitments and contingencies

         Total liabilities and shareholders'
          equity                                $116,796           $123,625

Consolidated Statements of Operations
Consolidated Nevada Goldfields Corporation and Subsidiaries
(Amounts Stated in Thousands of U.S. Dollars and Shares, Except Per Share Amounts - Unaudited)

                                        Three Months Ended  Three Months Ended  Six Months Ended  Six  Months Ended
                                          June 30, 1997       June 30, 1996      June 30, 1997     June 30, 1996
Revenue:
 Net sales of precious metals
    and mineral products                    $    9,063          $    5,246         $    16,095       $    11,252
 Forward and futures contract
    gains (losses), net                            545                (261)                840              (609)
                                                 9,608               4,985              16,935            10,643
Operating costs and expenses:
    Production costs                             7,936               5,303              14,489             8,811
    Depreciation, depletion and
    amortization                                 3,157               2,138               5,624             4,856
    Impairment of mineral properties, plants,
      buildings and equipment, and supplies
      and minerals inventory                         -                   -                   -                 -
    General and administrative                     941                 504               2,583               951
    Exploration costs                               15                  50                  36               104
                                                12,049               7,995              22,732            14,722
    Operating loss                              (2,441)             (3,010)             (5,797)           (4,079)

Other income (expense):
    Interest expense, net                       (1,485)               (445)             (2,930)           (1,110)
    Loss on sale or disposition of
      mining claims, equipment and inventory          -                 (6)                  -                (6)
    Cumulative translation adjustment             (519)                  -                 268                 -
    Other, net                                     524                 (14)                388                (5)
                                                (1,480)               (465)             (2,274)           (1,121)
    Loss before income tax expense              (3,921)             (3,475)             (8,071)           (5,200)
    Income tax expense                             (81)                  -                (169)                -
    Net loss                                $   (4,002)        $    (3,475)        $    (8,240)      $    (5,200)
    Loss per common share                   $    (0.03)        $     (0.06)        $     (0.06)      $     (0.10)
    Weighted average number of
      common shares outstanding                130,869              53,771             130,618            52,644
    Gold equivalent ounces produced             25,157              16,207              44,322            30,523
    Increase (decrease) in inventory               329               1,763               1,937               (62)
    Gold equivalent ounces sold                 24,828              14,444              42,385            30,585

    Produced (oz)
    Gold
         Nixon Fork          10,462         12,449         17,378        23,568
         Aurora               3,825          3,644          6,986         6,686
         Pachuca              2,872             -           4,804            -
         El Baztan              405             -           1,157            -
         Magistral del Oro      843             -           1,274            -
                            -------        -------        -------       -------
                             18,407         16,093         31,599        30,254
    Silver
         Nixon Fork           6,017          3,606          8,423         7,270
         Aurora              10,567          5,064         18,917        13,181
         Pachuca            465,414             -         879,773            -
         El Baztan            4,663             -          10,256            -
                            -------        -------        -------       -------
                            486,661          8,670        917,369        20,451
         Gold                334.55            382         334.55           382
         Silver                4.64           5.03           4.64          5.03
    Sold
    Gold
         Nixon Fork          10,187         12,308         15,842        25,377
         Aurora               3,862          2,022          6,813         4,939
         Pachuca              2,869             -           4,801            -
         El Baztan              402             -           1,050            -
         Magistral del Oro      757             -           1 165            -
                            -------        -------        -------       -------
                             18,077         14,330         29,671        30,316
    Silver
         Nixon Fork           6,017          3,606          8,423         7,270
         Aurora              10,567          5,064         18,917        13,181
         Pachuca            465,509             -         879,932            -
         El Baztan            4,627             -           9,445            -
                            -------        -------        -------       -------
                            486,720          8,670        916,717        20,451
    Gold                     334.55            382         334.55           382
    Silver                     4.64           5.03           4.64          5.03

Consolidated Statements of Cash Flows
Consolidated Nevada Goldfields Corporation and Subsidiaries
(Amounts stated in Thousands of U.S. Dollars - Unaudited)

                                                     Six Months     Six Months
                                                        Ended          Ended
                                                    June 30, 1997  June 30, 1996


Cash flows from operating activities:
    Net loss                                           $(8,240)      $(5,200)
    Adjustments to reconcile net loss to net cash
         provided by (used in) operating activities:
Amortization of deferred gain or loss on hedged
   sales and gold loan conversion, net                     (290)         682
Depreciation, depletion and amortization                  5,624        4,856
Mine reclamation costs accrued, net                        (295)          15
Amortization of deferred loan costs, net                    222          305
Increase in amounts due from affiliated companies and
   related parties                                          (21)          -
Increase in amounts due to related companies                416           18
Increase in current assets, net                          (2,286)      (1,038)
Increase in current liabilities, net                        908        1,190
Change in accrued interest non-current                       50          877
Other                                                         5           -
         Net cash (used in) provided by operations       (3,907)       1,705
Cash flows from investing activities:
    Capital expended for mineral properties and
         plants, buildings and equipment                 (1,581)      (8,505)
    Retirements of property, plant and equipment           (322)          -
    Increase in other assets                             (1,103)        (352)
Net cash used in investing activities                    (3,006)      (8,857)
Cash flows from financing activities:
    Borrowings                                            3,585           -
    Repayments of debt                                   (3,446)      (3,313)
    Proceeds from issuance of common shares, net            (29)       6,574
    Net cash provided by financing activities               110        3,261
    Net  decrease in cash and cash equivalents           (6,803)      (3,891)
    Cash and cash equivalents at beginning of period      7,765        6,295
    Cash and cash equivalents at end of period          $   962*     $ 2,404*

*Includes restricted cash of $629, and $853 at June 30, 1997 and June 30, 1996, respectively